UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Franklin Electronic Publishers, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3535109

(Cusip Number)

Marcy Lewis
11111 Biscayne Boulevard
North Miami, Florida 33181
(305) 895-2236

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 353515109

1.	Names of Reporting Persons: Marcy Lewis		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 669,900

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 669,900

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 669,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): IN

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Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a)          The aggregate number and percentage of Common Stock of the Issuer to which this statement relates is 669,900 shares, representing 8.7% of the outstanding common stock of the Issuer.

(b)          Ms. Lewis has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the Common Stock reported herein.

(c)          The only transaction in shares of Common Stock of the Issuer effected during the last sixty (60) days by Ms. Lewis was the sale of 200,000 shares on September 24, 2002 and 200,000 shares on October 10, 2002 at a price of $1.50 per share in two (2) private transactions.

(d)-(c)    Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jan. 13, 2005

Date

/s/ Marcy Lewis

Signature

Marcy Lewis/Investor

Name/Title

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